Exhibit (a)(2)

FORM OF ANNOUNCEMENT REGARDING COMMENCEMENT OF OFFER

[November 7, 2006]

Overview and Background

If you are receiving this correspondence, you were the recipient of certain stock options that potentially could have significant negative tax consequences – so please read this carefully.

As you know, the Company recently determined that the fair market value of CA common stock on the measurement date for the options granted on July 20, 2000 under our 1991 Stock Incentive Plan for accounting and tax purposes was $37.50 per share, or $10.50 higher than the $27.00 per share exercise price.

New Section 409A of the Internal Revenue Code provides that options granted with a below-market exercise price, to the extent not vested as of December 31, 2004, may be subject to regular income tax, a 20% additional tax and other penalties before (and regardless of whether) they are exercised.

The July 20, 2000 options that were granted to you are considered to have been granted with a below-market exercise price.  Since that grant vested in five installments, we believe that only the last installment (covering 30% of the grant) – which vested on July 20, 2005 – will be subject to Section 409A for option holders who were U.S. taxpayers in calendar year 2005.

Therefore, we are providing you with an opportunity to participate in a special option exchange program with respect to the last vesting installment (covering 30% of the grant) of the July 20, 2000 options which we believe will be subject to adverse tax consequences under Section 409 that you, as the option holder, would be responsible for. We are providing an opportunity to exchange those options for new options that we believe would not be subject to those adverse tax consequences.

Proposed Solution

If you were a U.S. taxpayer in 2005, we are offering you the opportunity to exchange the last vesting installment (or last 30%) of each July 20, 2000 grant (that vested on July 20, 2005), to the extent not exercised and outstanding (the “Eligible Option”), for a new option (a “New Option”).  The specifics of the program are described in the Offer to Exchange Eligible Options for New Options document (the “Offer to Exchange”) that accompanies this message.

The New Option will be granted under the Company’s 2002 Incentive Plan, as amended and restated, with the terms and conditions set forth in the Offer to Exchange, including the following:

•                  an exercise price equal to the greater of (i) $27.00 and (ii) the closing price of the Company’s stock on the New York Stock Exchange (the “NYSE”) on the grant date;

•                  a vesting date whereby the New Option becomes exercisable 6 months after the grant date;

•                  an expiration date of July 20, 2010 (the same expiration date as the Eligible Option); and

•                  such other terms and conditions approved by CA, substantially in the form of the grant agreement attached to the Offer to Exchange (and filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission).

The number of shares underlying the New Option will be the same number of shares underlying your Eligible Option immediately before the Offer.

We believe that neither the cancelled Eligible Option nor the New Option should be subject to adverse income taxation under Section 409A.  If you were a taxpayer in the U.S. in 2005 and you do not elect to exchange your Eligible Option for a New Option, we believe that you will be subject to the adverse tax consequences under Section 409A and that we will need to report and withhold accordingly. If you choose not to tender your Eligible Options, you will be solely responsible for any taxes, penalties or interest payable under Section 409A.  We note that taxes may be incurred whether or not your Eligible Option is ever exercised.

The Offer is being made under the terms and conditions of the Offer to Exchange, which contains detailed information about the program, including the Eligible Options, the New Options, the tax consequences of accepting or not accepting the offer and the risks relating to the Offer.

We will also be sending you, within 24 hours, an e-mail that will include a personalized Letter of Transmittal containing information about your Eligible Option and instructions for completing and returning that form should you elect to accept the offer with respect to your Eligible Option. If you do not receive your personalized letter of transmittal within 24 hours of getting these materials, please contact the equity administration group at 631-342-2577. You may submit your election at any time during the offer period which is currently scheduled to expire at 5:00 p.m. Eastern Time on December 7, 2006 (the “Expiration Date”).

Here’s how to Proceed:

Please read all of the Offer materials carefully.  Here is what you may need to do:

•                  If you wish to exchange your Eligible Option for a New Option, complete and sign the Letter of Transmittal (which will follow in a separate e-mail) as stated on that form and fax the entire form to the Equity Administration Group at 631-342-2351 before 5:00 p.m. (Eastern time) on December 7, 2006.  Be certain to check the box to “Cancel Entire Eligible Option” on Page 1 and to sign and date on Page 1 AND Page 4 of that Letter.  Submissions by any other means (including hand delivery, e-mail, interoffice or regular mail) will not be accepted.

•                  If you do not wish to exchange your Eligible Option for a New Option, you do not need to take any action.  Please note that if you were a taxpayer in the U.S. in 2005 and do not elect to participate in this offer, we believe that you will be subject to adverse tax consequences under Section 409A, for which you will be solely responsible.

•                  If you elect to exchange your Eligible Option for a New Option and change your mind BEFORE the Expiration Date, you should complete and sign a Withdrawal Form and fax it to the Equity Administration Group at 631-342-2351 before 5:00 p.m. (Eastern time) on December 7, 2006, as noted on that form.  A copy of that form can be obtained by contacting the Equity Administration Group at 631-342-2577.

We urge you to read the Offer materials very carefully. If you have any questions regarding the Offer, or need additional copies of the Letter of Transmittal or Withdrawal Form, please contact the Equity Administration Group at 631-342-2577.

Regards.